TEEKAY CORPORATION

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton HM 08, Bermuda

May 27, 2016

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	Teekay Corporation (the “Company”)
Withdrawal of Acceleration Request for Registration Statement on
Form F-4 (File No. 333-211069)

Ladies and Gentlemen:

The Company respectfully requests withdrawal of its acceleration request filed on May 25, 2016 relating to the above-referenced Registration Statement, as amended. The Company intends to file a new acceleration request at a later date.

Very Truly Yours, TEEKAY CORPORATION

/s/ Vincent Lok
Name:	Vincent Lok
Title:	Executive Vice President and Chief Financial Officer